U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

AirSculpt Technologies, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

1111 Lincoln Road, Suite 802

City, State and Zip Code:

Miami Beach, Florida 33139

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

AirSculpt Technologies, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) by the March 16, 2026 filing deadline for accelerated filers (the “Annual Report Deadline”). The Company requires additional time to finalize the Annual Report and related audited financial statements due to the classification of inter-company transactions and balances. The Company intends to file the Annual Report as soon as practicable and currently anticipates filing the Annual Report within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended; however, there can be no assurance with respect to the timing of completion of the Annual Report filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brent Wadman	406	321-0017
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by the use of words and phrases or variations of such words and phrases such as “plan,” “target,” “anticipate,” “believe,” “estimate,” “intend,” “expect,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements within this Form 12b-25 include, without limitation, statements regarding the anticipated timing of the filing of the Annual Report. All forward-looking statements herein are based upon information available to the Company as of the date hereof and speak only as of the date hereof, and, except as required by law, the Company undertakes no duty or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to risks and uncertainties, including the failure of the Company to file the Annual Report prior to the fifteenth calendar day following the Annual Report Deadline. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect results. Additional risks related to the Company may be found in the periodic and current reports filed with the Securities and Exchange Commission (the “SEC”) by the Company, including the Company’s annual report on Form 10-K for the year ended December 31, 2024, which are available on the SEC’s website at www.sec.gov.

AirSculpt Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2026	By:	/s/ Brent Wadman
Brent Wadman
General Counsel and Corporate Secretary